

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 22, 2007

Via Facsimile (602) 640-9050 and U.S. Mail
Christopher S. Stachowiak, Esq.
Osborn Maledon, PA
2929 N. Central Avenue, 21st Floor
Phoenix, AZ 85281
(602) 640-9000

> **Re: MedAire, Inc.**
> **Schedule 13E-3 filed October 4, 2007, File No. 005-81229**
> **Pre14C filed October 4, 2007, File No. 000-5155**

Dear Mr. Stachowiak:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   Please provide us with separate analyses as to whether BDS, Blue Cross Travel Services, B.V., International SOS Holdings N.V., AEA International Holdings Limited, Gaelic, Excellus, Messrs.Williams, Vaissie, Rey-Herme, Sabourin, and Ms. Sullivan Garrett are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Please advise or revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

2.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Q&A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

3.   We note from the disclosure starting on page 18 that during the two years for which various transactions between the affiliates and the company are described, it appears that affiliates continued to acquire shares through such agreements or private purchases. Provide us with a written analysis for why these securities acquisitions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Q&A No. 4 of Exchange Act Release No. 34-17719. In your supplemental response, please include a timeline for all acquisitions of the company's securities by affiliates, including but not limited to the transactions disclosed and private purchases. Further, in your response, highlight the progression of the discussions by all parties regarding the consideration of a potential going private transaction.

4.   We note your description that under Nevada law, the holders of a majority of your outstanding Common Stock must approve the Reverse Stock Split and the Forward Stock Split. The Company's Charter, however, imposes certain additional requirements. First, the Charter requires the approval of the holders of 75% of your outstanding Common Stock in order to amend the Charter to effect the Stock Split. Second, because the Board has determined that Stock Split is a Business Combination as such term is defined in the Charter, you must comply with Section 14 of the Charter which provides that a stock split is a Business Combination requiring particular approval of stockholders. A Business Combination involving an "Interested Stockholder," as defined in the Charter to include any stockholder with more than 10% of the shares of the Company's outstanding voting stock, must be approved by the holders of at least 66 2/3% of the voting stock held by stockholders other than the Interested Stockholder. The Special Committee and the Board concluded that Procuro, which holds approximately 87.13% of the Company's outstanding voting stock, could be considered an "Interested Stockholder." The Board, on recommendation of the Special Committee, concluded that approval of the majority of the minority (assuming Procuro was an Interested Stockholder) would be logistically difficult and inefficient given the number of stockholders with small holdings in such group and their residence in many foreign jurisdictions. Therefore, the Board approved a transaction structure for the Stock Split that would not require

majority of the minority approval, which is permitted under the Charter if either of the following conditions is satisfied: (i) a majority of the Continuing Directors (as defined in the Charter to include any Director who was a Board member when the Company's Charter was filed in October 2002, any Director who became a Board member after such date who is not an affiliate, associate or representative of the Interested Stockholder and any successor to a Continuing Director who is not an affiliate, associate or representative of an Interested Stockholder and is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors) must approve the Business Combination or (ii) certain disclosure and pricing conditions must be met, including that the stockholders be paid as consideration for each of their shares the higher of the fair market value per share of the Company's Common Stock or the highest price paid per share by the Interested Stockholder within the two-year period prior to the announcement of the Business Combination. The Board determined it to be desirable and in the best interests of the Company and its stockholders to structure the Stock Split so that it met both of the foregoing conditions, notwithstanding that the Charter only requires satisfaction of one or the other condition in connection with the Stock Split. Accordingly, the Stock Split may be approved by the consent of the holders of a majority of the Company's Common Stock, which consent was obtained from Procuro on October 2, 2007.

Please provide us with your analysis under Nevada state law, of the acceptability of the approval of the transaction that would ordinarily require majority of the minority approval. Specifically, we would like analysis of your reliance on an exception involving your sole continuing director who is an affiliate, associate and representative of the Interested Stockholder, as a majority holder of the Procuro, the Interested Stockholder, that holds 87.13% of the stock of the company. We note that Ms. Sullivan Garrett, as founder, presumably met the technical definition of a "Continuing Director," in that it appears that she was a board member when the company's charter was filed in October 2002. However, because she directly fits within the prohibition of the second part of the requirement of the exception and she is a sole director, where approval of a majority of directors is required, it seems that there would be further consideration due to fiduciary duties. In your analysis, please include the "certain disclosure" conditions that must be met for part (ii) of the exception. Amend your disclosure to provide detailed discussion of the special committee and board's, including Ms. Sullivan Garret's, consideration as to the fiduciary duties required, given the apparent conflict of interest and their specific consideration of the factors mentioned above. We note that the board determined the transaction "to be desirable and in the best interests of the Company and its stockholders to structure the Stock Split so that it met both of the foregoing conditions."

Preliminary Information Statement on Schedule 14C
Offer to Purchase

Summary Term Sheet

5.   Please revise your summary term sheet to include a brief summary of all the significant terms of the going private transaction. For example, your summary term sheet should include a brief discussion of the following:

- Principal advantages and disadvantages of the going private transaction;
- Interests of your directors, officers, and affiliates;
- The initiation of the going private transaction by management and the agreement by the individual principals of Procuro, majority holder of the company;
- Identity of affiliates engaged in the going private transaction, a description of their relationship with the issuer and their role in the transactions; and
- The receipt of the fairness opinion from KG Lavine, a financial advisor retained by management, and the decision by the special committee not to seek a report, opinion or appraisal from an outside party, unaffiliated with management, relating to the fairness of the consideration offered to stockholders.

        Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

6.   We note your statement that "[t]he Special Committee concluded that the most conservative course would be to evaluate the going semi-private transaction as if Procuro were an Interested Stockholder and elected to proceed in that fashion." In a supplemental response, please provide us with your analysis under Nevada state law as to how Procuro, an 84% security holder at that time, would not be considered an Interested Stockholder in the context of this transaction. Alternatively, remove all reference to the board or special committee proceeding under "conservative course" in treating Procuro as an Interested Stockholder. Further, you should reconsider your discussion of Procuro being treated as any other shareholder as there are no other shareholders who are in the same circumstances as Procuro, as an 84% security holder, and therefore no other security holder will be treated the same.

Special Factors, page 9
Reasons for and Purposes of the Stock Split

7.   Expand your disclosure of the reasons and circumstances behind the consolidation of your stockholder base, initially through the 2005 letter agreements between BDS and Ms. Sullivan Garrett, and more recently through the formation of Procuro whereby BDS and Excellus (which are controlled by ISOS) and Gaelic (controlled by Ms. Sullivan Garrett) contributed their shares of the company's common stock to Procuro in exchange for Procuro common stock. We note that the stated purpose of the transfer of common stock to Procuro is to facilitate the

orderly transfer of the stock owned by Gaelic and Ms. Sullivan Garrett to BDS and its affiliates in connection with the April 28, 2007 shareholders agreement among Procuro, Gaelic, BDS, Excellus and Ms. Sullivan Garrett. Further, explain the increase in holdings for Procuro's holdings from 84% as at August 28, 2007 to its current 87.13% of the company. In your expanded disclosure, you should identify the parties involved in BDS, Excellus and ISOS, including, but not limited to, anyone involved with the management or board of the company and those entities.

Officers and Directors, page 15

8. Expand your disclosure regarding Joan Sullivan Garrett to include her involvement with Gaelic.

Related Party Transactions, page 18

9. Expand your disclosure of the 2005 letter agreements to explain the purpose, reasons and effects of these agreements, including, but not limited to, the nature of the consent resolutions. Further, provide more specific information regarding ownership thresholds and control, updating, with all relevant dates and other information. For example, we note your description, in the last paragraph, of the size of the board of directors of the company and the number of directors nominated by which affiliates corresponding to percentage holding of the company, but "current holdings" is ambiguous and should be identified by the percentage holdings at specific dates.

Background of the Stock Split, page 20

10. Revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Revise so that it is clear how the final structure and terms were reached.

11. Revise to describe the reasons for undertaking the Rule 13e-3 transaction at this time. Refer to Item 1013(c) of Regulation M-A.

12. State the date of engagement of Osborn Maledon and by whom. Disclose in what capacity this legal advisor acted and to whom. For example, it appears that Osborn Maledon was engaged by management and reported to the board about the means by which a Nevada corporation may go private. Once the board discussed the composition of a special committee, it proceeded to designate two affiliates to the special committee, Joan Sullivan Garrett and James Williams, in addition to two board members identified as independent – Dr. Roy Herberger and Terry Giles. But the precise composition of the special committee was to be confirmed later by the board with advice from the company's outside legal counsel. Identify the outside legal counsel as Osborn Maledon, if true, and explain why the board was not advised by Osborn Maledon prior to its formation of a special committee

with half of its members constituting affiliates of the "interested stockholder" under Nevada law, when it appears that the legal advisor was engaged at the time of formation.

13.   Expand your disclosure of management's engagement of the financial advisor, KG Lavine to serve as financial advisor to the Board in connection with the going private transaction. Name the individual or individuals of management who engaged KG Lavine. Further, disclose the consideration the special committee gave to engaging a financial advisor independent of management and the board. We note your disclosure on page 24 that the board authorized the special committee to evaluate KG Lavine and to engage a different independent valuation firm in its reasonable discretion. On page 25 you disclose that the special committee concurred with the engagement of KG Lavine by the board and agreed that there was no need to seek a fairness opinion from another valuation firm.

14.   Further, in a supplemental response, tell us how you characterize KG Lavine as an "independent financial advisor" under these circumstances. If you insist on continuing to characterize KG Lavine as such, you will need to explain the definition at each use, for example, KG Lavine is independent from whom? In this respect, we note the presentation to the special committee from management of a draft fairness opinion presented by KG Lavine as to the fairness, from a financial point of view, of the proposed reverse stock split to the holders of the company's common stock. Please disclose why KG Lavine's draft fairness opinion was presented by management to the special committee. Please expand and/or revise the disclosure on page 25, under Procedural Fairness to All Stockholders to explain how, under these circumstances, the board determined that the receipt of the KG Lavine fairness opinion "from an independent valuation firm protected the interests of [y]our unaffiliated stockholders (i.e., those stockholders other than management and Procuro)."

15.   Disclose what standard of "independence" you use in describing Messrs. Giles and Herberger as such. For example, are they independent consistent with the standards of some exchange? Further, disclose by whom or what entity they were nominated to the board.

16.   Disclose how the special committee and/or the board decided that it was in compliance with its fiduciary duties under Nevada state law in "believing" that Ms. Sullivan Garrett "should attend all meetings of the special committee solely in the capacity of an observer, with no voting rights, but with full rights to ask questions of and discuss her concerns with all relevant experts in order to facilitate her actions as the [c]ontinuing [d]irector," given that Ms. Sullivan Garrett is majority holder of Procuro, the 87.13% holder of the company. State whether or not the board or the special committee considered that Ms. Sullivan Garrett may wield undue influence in her favor acting in such capacity. State

what consideration the board gave to allowing Ms. Sullivan Garret to be consulted after the consideration of the going private transaction by an independent special committee, as is generally considered to be in keeping with the board's fiduciary duties, and the factors considered in determining fairness pursuant to Item 1014 of Regulation M-A.

17. Disclose in detail how the board determined that this going private transaction was procedurally fair to unaffiliated security holders in light of Ms. Sullivan Garrett's participation on the special committee. Further, disclose what value the board believes the special committee should be viewed to have to unaffiliated security holders in the determination of fairness to them, taking into account the participation of such a self-interested affiliate. Please expand and/or revise the disclosure on page 25, under Procedural Fairness to All Stockholders, accordingly.

18. Disclose all rights Ms. Sullivan Garrett exercised to ask questions of and to discuss her concerns with all relevant experts while "observing" the special committee. Further, detail all meetings attended, in person, telephonically, or otherwise. State whether or not this included all special committee meetings.

19. Summarize and discuss in reasonable detail the analysis of the costs and benefits of the company's status as a public company in the U.S. with which management approached the board when proposing to take the company private, as described in the summary on page 5. Further, summarize and discuss in reasonable detail the report by management to the special committee as referenced on page 5 and the presentation from management to the special committee with respect to the merits and disadvantages of the going private transaction at the September 5 meeting.

20. Summarize and discuss in reasonable detail the presentation from management to the special committee of a draft fairness opinion presented by KG Lavine as to the fairness, from a financial point of view, of the proposed reverse stock split to the holders of the company's common stock. Disclose the special committee's consideration of having the draft fairness opinion presented directly by KG Lavine and explain why, in contrast, it heard the presentation of the supposed independent financial advisor's opinion by management. Further, disclose what value the special committee and the board believes the special committee should be viewed to have to unaffiliated security holders in the determination of fairness to them, taking into account the presentation by management of the "independent" financial advisor's work. Please expand and/or revise the disclosure on page 25, under Procedural Fairness to All Stockholders, accordingly.

21. We note your reference to financial forecasts prepared by the management group with respect to the company. These and all other non-public projections and

financial forecasts provided to the fairness advisor should be disclosed in the offer materials. Further, the revised, longer term financial forecasts that included cost savings resulting from the going private transaction and the company's available cash must be disclosed. Please summarize the revised draft fairness opinion presented to the special committee incorporating such revised forecasts. Disclose by whom such revised draft fairness opinion was presented, if anyone.

22. We note that KG Lavine's opinion goes to the fairness of the stock split to "stockholders being cashed out in the reverse stock split." How did the board reconcile this determination with it's finding that the Rule 13e-3 transaction was fair to *unaffiliated security holders* specifically? See Item 1014 of Regulation M-A.

23. We note on page 24, your disclosure that on September 28, 2007 the board authorized management to obtain written consent approving the stock split from Procuro, the holder of 87.13% of the company's outstanding voting stock as of the record date. This is the first mention of Procuro in the background section. Please revise your background section to include all involvement of Procuro in the background of the Rule 13e-3 transaction, including, but not limited to, all discussions and meetings with management, board members, KG Lavine, and the special committee.

Fairness of the Stock Split to our Stockholders, page 24

24. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have addressed historical market prices, net book value, going concern value, or liquidation value. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). To the extent a filing person is relying on the analysis of another, such as its advisor, to satisfy its Item 1014 requirements, it must expressly adopt the conclusion and analyses of the party that performed the analysis in order to fulfill its disclosure obligation. See Item 1014(b) of Regulation M-A and Q&A Nos. 5 and 21 of Exchange Act Release No. 17719.

25. Revise to explain the reason why the special committee asked management to revise the company's forecasts, how the forecast was revised, the basis for and effect of the revision.

Opinion of KG Lavine, page 25

26. Summarize the opinion, including, but not limited to, the procedures followed, the findings and recommendations, the bases for and methods of arriving at such

Christopher S. Stachowiak, Esq.
Osborn Maledon, PA
October 22, 2007
Page 9

> findings and the recommendations. None of the analyses of KG Lavine is
> provided, by way of example only, including the discounted cash flow analyses
> with differing assumptions and explanations of such assumptions, revised certain
> assumptions as deemed appropriate and why, comparable companies and
> transactions, enterprise valuation, etc. See Item 1015 of Regulation M-A.
> Further, summarize the differences between the three opinions, initial, revised and
> final of KG Lavine. In describing comparable companies chosen by KG Lavine,
> please disclose the comparable transactions and describe in detail the criteria used
> to select the comparable companies and transactions and clarify whether any
> companies or transactions selected using these criteria were eliminated from
> consideration and why. Include a summary of the analyses and results.

27. You state that the summary of the KG Lavine opinion is qualified by reference to
the full text of such opinion. Because you are responsible for the accuracy of the
information in the filing, this type of qualification is inappropriate. Please revise.
Apply this comment to the similar qualification regarding other summaries
throughout your disclosure document.

28. Please provide us with copies of any materials prepared by KG Lavine in
connection with its fairness opinion, including draft reports or appraisals.

Effects of the Stock Split, page 27
29. Please consider expanding your discussion of the detriments to unaffiliated
security holders relating to the transaction to address the following:

- The rights and protections that the federal securities laws provide to security
  holders;
- The substantive disclosure requirements that the federal securities laws,
  including the Sarbanes Oxley Act of 2002, require of public companies; and
- The reporting obligations for officers, directors, and principal stockholders of
  public companies.

30. Refer to Item 1013(d) of Regulation M-A. Clarify whether affiliates will be able
to take advantage of any net operating loss carryforwards and, if so, how this
impacted the decision to structure the transaction in this manner.

Federal Income Tax Consequences of the Offer, page 29
31. Please discuss the federal tax consequences of the Rule 13e-3 transaction to each
filing person, the company and its affiliates. Refer to Item 1013(d) of Regulation
M-A. Clarify whether affiliates will be able to take advantage of any net operating
loss carryforwards and, if so, how this impacted the decision to structure the
transaction in this manner.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

*   *   *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter as a correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

        Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions